Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

The following newsletter was distributed to employees of CBOE Holdings, Inc. and Bats Global Markets, Inc. on December 22, 2016:

A Message from Ed Tilly, Bats' New York Office,
Ed and Chris visit London, Integration Q&A and more


CBOE HOLDINGS
Bats
reimagining
the future
...an employee integration update


Happy Holidays

A Message from Ed Tilly: Enjoy the Holidays

I would like to take this opportunity to offer my sincere thanks to each of you for your contributions this year as we prepare to move forward as a united company.

This has been an exciting, but challenging time. These past few months have revealed the opportunities of the future, as well as the inevitable uncertainties inherent in the process.

I've seen firsthand a shared dedication to working together and taking on more. It has been a privilege to witness the collaboration between various teams at CBOE Holdings, Inc. (CBOE) and Bats Global Markets, Inc. (Bats) as we plan the integration of two outstanding companies. We've asked a lot of you, and you've stepped up to the plate with unwavering commitment and professionalism.

Now, as the year winds down, I encourage you to unplug from work to take time for your own well-being and to enjoy time with family and friends. I wish you and your families a joyous holiday season and a happy and healthy new year!

Thanks to all for an outstanding effort in 2016.

Ed Tilly

As always, please reach out to us at integration@cboe.com with your questions, comments and ideas. You can expect the next issue of "Reimagining the Future" in January.



Ed and Chris Visit London



Ed Tilly and Chris Concannon crossed the Atlantic Monday to meet with the Bats and CBOE teams in London. For two days Ed and Chris, along with Laura Zinanni, VP, Office of the CEO, and John Deters, Chief Strategy Officer, spent time discussing the integration with the teams and the exciting opportunities that CBOE and Bats see in Europe for the combined company.

No trip to London would be complete without a trip to the pub, where the group headed Tuesday night to share some laughs and celebrate the season.



Video: What is VIX?

In this video, Russell Rhoads, director of education for the CBOE Options Institute, provides an overview of the CBOE Volatility Index and how traders use it to hedge risk.


OPTIONS
INSTITUTE

To view the video, click here.

Expanding Options

The combined company will have four options exchanges: CBOE, C2, BZX and EDGX.

Chicago Board Options Exchange
Chicago Board Options Exchange, the first and largest U.S. options exchange, was launched in 1973 listing only call options on just 16 stocks. Today, CBOE offers the world's largest array of options and volatility products, including equity, index and ETP options, S&P 500 options (SPX)—the most active U.S. index option, and options on the world-renowned CBOE Volatility Index (VIX Index).

C2 Options Exchange
The all-electronic C2 Options Exchange was launched in 2010. C2 operates under a separate exchange license with its own rules and access structure, employing a market model that provides a maker-taker fee schedule and a pure pro-rata matching algorithm for multiply-listed classes.

BZX Options
Bats' first options exchange, BZX Options, was originally called Bats Options. It was launched in February 2010 and has grown to be the largest maker-taker options exchange in the U.S. In October 2016, Bats migrated BZX to its next-generation matching engine, ensuring the bulk of its options trading would run on the latest proprietary Bats technology.

EDGX Options
EDGX Options is based on a customer priority/pro-rata allocation model and was launched in November 2015. The exchange was the first market to be built on Bats next-generation matching engine, which was redesigned with the complexities of a customer priority/pro-rata allocation model (rather than price-time) in mind.


BATS NYC
Getting to know the Bats team in New York

Where is the office?
At the southern tip of Manhattan, with uninterrupted views across the water of the Statue of Liberty.

Not for…
Those afraid of heights. We're on the 31st floor and, as designed, the building sways in particularly strong winds.

Where's the best coffee nearby?
Opinions are split between the guy in the food truck outside, and Latte Art on Stone Street.

Best pizza joint?
Adrienne's on Stone Street is pretty good, and there's never a long line. But if you're a true New Yorker, you'll go to a place the locals know, such as Underground Pizza, just a few blocks away.

Where does the team wind down?
We have some favorites. Fraunces Tavern, which actually served as the headquarters for George Washington in the 1780s, is warm and friendly for eating and drinking. In the summer, we go to the outdoor pub in Battery Park. And when we want to impress, we go to Pier A or The Dead Rabbit, which is one of the city's very best pubs.

Mets or Yankees?
We've got a significant contingent of both but the Yanks probably win by an inch.


Bats

Wasn't there a whale in the harbor recently?
Apparently so, but even with military grade binoculars, we didn't catch a glimpse. Rather than admit we missed it, we've collectively decided it was a hoax.

I'm visiting the New York office. How do I fit in?
Be yourself. We like strong characters. Just remember to fold your pizza slice.

Integration Q&A

The Integration Update newsletter seems a little formal. Is this how CBOE typically communicates with team members?
We aren't usually as formal as the newsletter makes it seem. Our communications about the integration are subject to certain legal and regulatory requirements, which leads to a more formal-sounding tone. Going forward, we hope to incorporate more voices from everyone across the company. If you have feedback to share to make this a better communication, we'd love to hear it. Please email integration@cboe.com.

In a recent Systems Town Hall meeting at CBOE, we heard that some new job openings may be posted shortly before or after the acquisition is finalized. Can you share more information?
As we continue planning for integration, leaders at both CBOE and Bats are considering the business and talent needs of our combined organization. We are still working through many details, and we know you are patiently waiting to hear more. What we can say right now is that we anticipate new positions will be at various experience levels and locations of our combined company. As we work through that process, our intent is to communicate about and post any new openings for which both CBOE and Bats team members can apply.

Why are you posting new openings? Shouldn't the leaders know who fits where in the new structure? Why would I have to apply for a position?
Posting internally supports our goal to consider our existing talent for future needs. Some areas of our business will likely be expanding, while other areas might be consolidating, and people may be looking for new opportunities. Before we look outside our organizations to fill new roles, we want to keep everyone informed about what and where opportunities exist, and give them a way to express interest. The intent isn't to make people feel they are reapplying for a job within their own company, but rather to make visible opportunities across multiple locations.

We invite you to submit your integration questions, news and feedback to us at integration@cboe.com.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. ("CBOE") and Bats Global Markets, Inc. ("Bats"), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE's ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE's shares to be issued in the transaction; disruptions of CBOE's and Bats' current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE's and Bats' ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE's annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the "SEC") on February 19, 2016, CBOE's quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE's quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats' final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats' quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats' quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: the loss of CBOE's rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE's and Bats' ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE's or Bats' exchanges; each of CBOE's and Bats' ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE's and Bats' ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE's and Bats' growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE's website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading "SEC Filings" or by contacting CBOE's Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at http://www.bats.com/investor_relations/financials/ under the heading "SEC Filings" or by contacting Bats' Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE's and Bats' respective management and certain of CBOE's and Bats' respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.